August 8, 2019	Fidelity/Crime Division
31 St James Ave, Ste 830
Mark Liftman	Boston, MA 02116
101 Federal Street	Theodore Liftman Insurance Inc www.CrimeInsurance.com
7401 22nd Floor	617-936-7401
Boston, MA 02110-1827	5137685466 (Fax)

Re:	Integrity Viking Funds
Financial Institution – Investment Company Bond Binder & Invoice Letter

Dear Mark,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION – INVESTMENT COMPANY BOND

NAMED INSURED:	Integrity Viking Funds

ADDRESS:	1 Main Street North, P.O. Box 500 Minot, ND 58702

BOND NUMBER:	F5 524-51-21-17-00

EFFECTIVE DATES:	12:01 A.M. on October 3, 2019 to 12:01 A.M. on October 3, 2020

ISSUING COMPANY:	Great American Insurance Company A.M. Best Rated “A+” (Superior) Class XV as of August 17, 2018 Standard & Poor’s Rated “A+” (Strong) as of March 14, 2019 Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A – Fidelity	$1,500,000	$ 0
B – On Premises	$1,500,000	$50,000
C – In Transit	$1,500,000	$50,000
D – Forgery or Alteration	$1,500,000	$50,000
E – Securities	$1,500,000	$50,000
F – Counterfeit Currency	$1,500,000	$50,000
G – Stop Payment	$100,000	$5,000
H – Uncollectable Items of Deposit	$100,000	$5,000
I – Audit Expense	$100,000	$5,000
J – Telefacsimile Transmissions	$1,500,000	$50,000
INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
K – Unauthorized Signatures	$100,000	$5,000
L – Computer Systems	$1,500,000	$50,000
TOTAL PREMIUM:	$4,000

FORMS:
SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	FI7510	Investment Company Bond Dec Page
4	FI17511	Investment Company Bond Insuring Agreements
5	FI8801	Forms and Riders Schedule
6	SRF9808	Rider – ERISA Rider
7	SRF9808	Rider – 90 Day FINRA Cancellation
8	FI7343	Joint Insured List
9	FI7506	Insuring Agreement (L) Computer Systems
10	FI7508	Newly Established Funds
11	FI7340	Economic And Trade Sanctions Clause
12	FI7341	In-Witness Clause

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:	If you are using overnight mail:

Great American Insurance Group 3561 Solutions Center Chicago, IL 60677-3005	PNC Bank c/o Great American Insurance Group Lockbox Number 773561 350 East Devon Avenue Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Henry Faron

Account Executive

617-936-7401

hfarin@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the bonder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.